Filed by Georgia-Pacific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company:  Fort James Corporation
Commission File No. 333-44112



                                                         Release No. C-1623
                                                         Nov. 7, 2000

                     GEORGIA-PACIFIC EXTENDS EXCHANGE OFFER
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              FOR SHARES OF FORT JAMES CORP. THROUGH NOV. 16, 2000
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ATLANTA - Georgia-Pacific Corp. (NYSE: GP) today extended its exchange offer for all outstanding shares of Fort James Corp. (NYSE: FJ) from the prior expiration date of midnight Thursday, Nov. 9, to 6 p.m. Eastern time, Nov. 16, 2000. Accordingly, the offer and withdrawal rights will expire at 6 p.m. Eastern time, on Nov. 16, 2000, unless Georgia-Pacific further extends the offer. Georgia-Pacific will announce the final exchange ratio by issuing a news release no later than two business days before the offer expires. Georgia-Pacific said that it has agreed with the United States Department of Justice not to purchase shares under the exchange offer prior to Nov. 17 in order to give the department time to complete its review of the transaction.

All Fort James stockholders should read the prospectus and offer statements that were filed by Georgia-Pacific and the solicitation/recommendation statements that were filed by Fort James with the Securities and Exchange Commission (SEC) and mailed to stockholders. These statements contain important information that stockholders should consider before making any decision regarding tendering their shares.

Stockholders are able to obtain these statements and amendments, as well as other filings containing important information about Georgia-Pacific and Fort James, without charge, at the SEC's internet site (www.sec.gov). Copies of the
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offer and solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Georgia-Pacific's corporate secretary.

Headquartered at Atlanta, Georgia-Pacific (www.gp.com) is one of the world's leading manufacturers and distributors of paper and building products. Its familiar consumer brands include Angel Soft, Sparkle, Coronet and MD tissue products and Pacific Garden antibacterial hand soap. The company also sells tissue products for the away-from-home market. Georgia-Pacific's building products distribution segment has long been among the nation's leading wholesale suppliers of building products to professional builders and contractors, hardware stores and large do-it-yourself warehouse retailers. In addition, Georgia-Pacific is the nation's largest producer of structural wood panels and second largest producer of lumber and gypsum wallboard. With 1999 sales of $17.8 billion, the company employs approximately 55,000 people at more than 500 locations in North America.

Fort James (www.fortjames.com) is a leading international consumer products company, serving consumers both at home and away-from-home with bathroom and facial tissue, paper towels, napkins, cotton pads, cups, plates, cutlery and food wrap products. The company's popular brands include Quilted Northern, Soft 'N Gentle, Brawny, Mardi Gras, So-Dri, Vanity Fair and Dixie in North America, and Lotus, Okay, Embo, Colhogar, Tenderly, KittenSoft, Delica and Demak'Up in Europe. With 1999 sales of $6.8 billion, the company has approximately 50 manufacturing facilities principally located in the U.S., Canada and Europe.

Media Contacts:     Ken Haldin / Georgia-Pacific
                    (404) 652-6098
                    Greg Guest / Georgia-Pacific
                    (404) 652-4739


                    Mark Lindley / Fort James
                    (847) 317-5280

Analyst Contacts:   Richard Good / Georgia-Pacific
                    (404) 652-4720
                    Celeste Gunter / Fort James
                    (847) 317-5355